FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant's name into English)

LOM Building
27 Reid Street
Hamilton, HM 11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the Notice of Annual General Meeting and Proxy Statement of Nordic American Tanker Shipping Limited.

Exhibit 1

Nordic American Tanker Shipping Limited

May 21, 2007

TO THE SHAREHOLDERS OF
NORDIC AMERICAN TANKER SHIPPING LIMITED

Enclosed is a Notice of Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the “Company”) and related materials.  The Annual General Meeting will be held at the Company’s offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda on June 20, 2007 at 9:00 a.m. Bermuda time.

At this Annual General Meeting of Shareholders (the “Meeting”), the shareholders of the Company will consider and vote upon proposals:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Deloitte AS as the Company’s independent auditors for the fiscal year ending December 31, 2007 (“Proposal Two”); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a majority of the votes cast at the meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the meeting.  We urge you to vote in favor of both of the Proposals.

You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson
Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKER SHIPPING LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD JUNE 20, 2007

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders of Nordic American Tanker Shipping Limited (the “Company”) will be held on June 20, 2007 at 9:00 a.m. Bermuda time at the Company’s offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, for the following purposes, of which items 1 through 3 are more completely set forth in the accompanying Proxy Statement:

1.  To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders;

2.  To approve the appointment of Deloitte AS as the Company’s independent auditors for the fiscal year ending December 31, 2007;

3.  To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2006; and

4.  To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on May 10, 2007 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.
By Order Of The Board Of Directors

Peter Bubenzer
Secretary
May 21, 2007
Hamilton, Bermuda

NORDIC AMERICAN TANKER SHIPPING LIMITED

______________________

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 20, 2007

________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Directors”) of Nordic American Tanker Shipping Limited, a Bermuda company (the “Company”), for use at the Annual General Meeting of Shareholders to be held at the Company’s offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, at 9:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about May 21, 2007.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 10, 2007 (the “Record Date”), the Company had outstanding 26,914,088 common shares, par value $0.01 per share (“Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “NAT.”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven directors.  As provided in the Company's Bye-Laws, each Director shall hold office until his successor is elected or appointed or until his earlier resignation or removal.  George C. Lodge, a current director of the Company, has indicated that he will be retiring from the Board of Directors effective at the Meeting.  Accordingly, the Board of Directors has nominated the seven persons listed below for election as directors of the Company.

Set forth below is information concerning each nominee for Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for directors of the Company is set forth below:

Name	Age	Position
Herbjørn Hansson	59	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	52	Director
Andrew W. March	51	Director
Hon. Sir David Gibbons	79	Director
Paul J. Hopkins	59	Director
Torbjørn Gladsø	60	Director
Richard Vietor	61	Nominee for Director

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners’ Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world’s independently owned tanker fleet, excluding state and oil company owned fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Andres Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world’s largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is a shareholder and the Chairman of our Manager, Scandic American Shipping Ltd.

Andrew W. March has been a director of the Company since June 2005. Mr. March also currently serves in a management position with Vitol S.A., an international oil trader, involved in supply, logistics and transport and as a director for Imarex, an electronic trading platform for freight derivatives. From 1978 to 2004, Mr. March served in various positions with subsidiaries of BP p.l.c., an international oil major company. Most recently, from January 2001 to 2004, Mr. March was Commercial Director of BP Shipping Ltd., responsible for all aspects of the business including long term strategy. From 1986 to 2000, Mr. March was employed in various positions with BP Trading, serving as Global Product Trading Manager from 1999. Mr. March received his MBA from Liverpool University.

Sir David Gibbons has been a director of the Company since September 1995. Sir David Gibbons served as the Premier of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited from 1986 to 1997, Chairman of Colonial Insurance Co. Ltd. since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954. Sir David Gibbons is a member of our Audit Committee.

Paul J. Hopkins has been a director of the Company since June 2005. Mr. Hopkins is also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production petroleum company. From 1989 through 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded to Chevron UK in 1978 to assist with the gas export system for the Ninian Field. From 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972 he worked with Shell Canada as part of its offshore Exploration Group.

Torbjørn Gladsø has been a director of the Company since October 2003. Mr. Gladso is a partner in Saga Corporate Finance AS. He has extensive experience within investment banking since 1978. He has been the Chairman of the Board of the Norwegian Register of Securities and Vice Chairman of the Board of Directors of the Oslo Stock Exchange. Mr. Gladsø is Chairman of our Audit Committee.

Richard H. K. Vietor is a nominee for director.  Mr. Vietor is the Senator John Heinz Professor of Environmental Management at the Harvard Graduate School of Business Administration where he teaches courses on the regulation of business and the international political economy.  He was appointed Professor in 1984.  Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri.  He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election.

Audit Committee.  In accordance with the rules of the NYSE, the Company's Board of Directors has established an Audit Committee, consisting of two independent directors.  The members of the Audit Committee are Mr. Gladsø and Sir David Gibbons.

Officers.  Mr. Hansson serves as the Company’s President and Chief Executive Officer.  Turid M. Sørensen is the Company’s Chief Financial Officer.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the selection of Deloitte AS as the Company's independent auditors for the fiscal year 2007.  The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2006.  These financial statements are being distributed to shareholders as part of the Company's 2006 Annual Report.

Deloitte AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2007 FISCAL YEAR.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The Board of Directors may retain the services of a professional proxy solicitation service for soliciting proxies.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order of the Directors

Peter Bubenzer
Secretary

May 21, 2007
Hamilton, Bermuda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated:  May 29, 2007                                                                         By:  /s/ Herbjørn Hansson

       Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 778187